UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:   001-32292

RUBICON MINERALS CORPORATION
(Exact name of registrant as specified in its charter)

44 Victoria Street, Suite 400, Toronto, Ontario, M5C 1Y2, Canada      (416) 238-7939
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Shares, No Par Value
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(a) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(a) ☐ (for prior Form 15 filers)

PART I

Item 1.        Exchange Act Reporting History

A. Rubicon Minerals Corporation (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on August 7, 2002 being the date that was sixty days after it filed a registration statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) to register its common shares, no par value (the “Common Shares”), under Section 12(g) of the Exchange Act. The registration statement on Form 20-F was initially filed with the Commission on June 7, 2002.

B. The Registrant has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under section 13(a).

Item 2.         Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) on or about March 12, 2014 being the common shares issued in a registered offering pursuant to a registration statement on Form F-10 filed with the Commission on February 21, 2014, amended on March 3, 2014 and declared effective on March 4, 2014.

Item 3.        Foreign Listing and Primary Trading Market

A.    The Registrant has maintained a listing of its common shares on the Toronto Stock Exchange (“TSX”) in Canada. Canada constitutes the primary trading market for the Registrant’s common shares.

B.    The Registrant’s common shares were initially listed on the TSX on September 17, 2003. The Registrant has maintained the listings of its common shares on the TSX for at least the 12 months preceding the filing of this Form 15F.

C.    During the 12-month period beginning on January 30, 2015 and ending on January 29, 2016, at least 58.16% of the worldwide average daily trading volume ("ADTV") in the Registrant’s common shares occurred in Canada.

Item 4.        Comparative Trading Volume Data

Not applicable.

Item 5.        Alternative Record Holder Information.

The Registrant had 143 record holders of the subject class of equity securities who are United States residents at a date within 120 days of the filing of this Form 15F. The date used for purposes of determining the number of record holders in the preceding statement is January 20, 2016. In determining the number of record holders who are United States residents, the Registrant relied on the assistance of Computershare, an independent information services provider.

Item 6.         Debt Securities.

Not applicable.

Item 7.        Notice Requirement.

A.  On February 19, 2016, the Registrant disclosed in a press release its intent to voluntarily terminate its reporting requirements under Sections 13(a) and 15(d) of the Exchange Act.

B. The press release described above was transmitted by Marketwired in the United States and submitted to the Commission under cover of a Form 6-K on February 19, 2016. Additionally, the notices were posted and have been maintained on the Registrant’s website.

Item 8.         Prior Form 15 Filers.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

The registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com and/or on the registrant’s website at www.rubiconminerals.com.

PART III

Item 10. Exhibits.

Exhibit 99.1         Comparative Trading Volume Data in Tabular Form

Item 11. Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rubicon Minerals Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Rubicon Minerals Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: February 22, 2016	RUBICON MINERALS CORPORATION

/s/ GLENN KUMOI
Glenn Kumoi
Vice President, General Counsel and Corporate Secretary